

February 27, 2015

Via E-mail
Daniel L. Urness
Chief Financial Officer
Cavco Industries, Inc.
1001 North Central Avenue; Suite 800
Phoenix, AZ 85004

> **Re: Cavco Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended March 29, 2014**
> **Filed June 11, 2014**
> **Response dated February 17, 2015**
> **File No. 0-8822**

Dear Mr. Urness:

We have reviewed your response dated February 17, 2015 and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Results of Operations, page 36

1.   We note your response to comment 1 from our letter dated February 3, 2015; however, we continue to believe you should disclose and discuss changes in the average sales price of homes sold during each period presented. We note your factory built housing revenues are solely dependent on the volume of homes you sell and their sales price. We also note Rule 303(a)(3)(iii) and Rule 303(b) of Regulation S-K, require you to address the impact of changes in volume and price on revenue in MD&A. In addition, you quantified the average sales price of homes sold in your Form 10-Q for the period ended September 27, 2014 and have addressed the average sales price of homes sold in earnings calls with analysts. Therefore, it continues to appear to us that the average sales price of homes sold is one of several important metrics that are necessary to evaluate your

operating results. Please show us how you will revise future filings to address the following:

- We note you disclose the number of retail, wholesale, and total factory-built homes sold during each period presented in annual filings on Form 10-K and quarterly earnings releases on Form 8-K. Since these metrics are useful and relevant in evaluating your operating performance, please also disclose and discuss them in quarterly filings on Form 10-Q;

- Quantify the average sales price of homes sold during each period presented and explain the reasons for significant changes. If changes are due to factors outside your control, please ensure MD&A describes those factors and explains if they represent trends that are expected to continue; and

- To the extent changes in product mix affect net revenue and/or gross profits/margins, please ensure your consolidated and segment discussions in MD&A provide greater context to help investors understand why product mix changed during the period and how that change impacted net revenue and/or gross profits/margins.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Anne McConnell at (202) 551-3709 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief